UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER of Depositor: 000-53580
NOTIFICATION OF LATE FILING	CUSIP NUMBER 74367R

(Check one):	Form 10-K	Form 20-F	Form 11-K	X	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	June 30, 2009

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Protective Products of America, Inc.
Exact name of issuing entity as specified in its charter

N/A
Former name if applicable

1649 Northwest 136th Avenue
Address of Principal Executive Office (Street and Number)

Sunrise, Florida 33323
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Protective Products of America, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarterly period ended June 30, 2009 within the prescribed time period without unreasonable effort and expense.  The Company is a reporting issuer in Canada and its common stock is listed and posted for trading on the Toronto Stock Exchange.  In August 2009, the Company filed with the Canadian Securities Administrators unaudited condensed consolidated financial statements and management’s discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2009 that satisfy applicable Canadian securities law requirements.  Unlike U.S. securities laws, Canadian securities laws do not require that a reporting issuer’s financial statements be reviewed by its independent accountants prior to filing.  Due to the significant deterioration in its financial condition, the limited number of finance personnel and the expense associated with allowing the Company’s independent auditors to review the Company’s financial statements for the quarterly period ended June 30, 2009, the Company will be unable to file the Form 10-Q within the prescribed time period without unreasonable effort and expense.  The Company does not anticipate being able to file the Form 10-Q by the 5th calendar day following the prescribed due date, and at this time the Company cannot determine when and if it will be able to file the Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jason A. Williams	954	846-8222
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes				No	X
Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the financial statements the Company prepared and filed pursuant to Canadian securities laws, the Company expects that its results of operations that would be reported in the Form 10-Q will contain significant changes from its results of operations for the quarterly period ended June 30, 2008.  These changes include a decrease in revenues from $26.8 million for the quarter ended June 30, 2008 to $6.5 million for the quarter ended June 30, 2009.  In addition, the Company incurred a net loss from continuing operations of $2.2 million for the quarter ended June 30, 2009, as compared to net income from continuing operations of $0.3 million for the same period in 2008.  The decrease in revenues is primarily due to repeated delays in contract solicitation and award timing resulting in a significant decrease in sales.  The net loss for the quarter ended June 30, 2009 is primarily attributable to the significant decrease in revenues.

Protective Products of America, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2009	By:	/s/ Jason A. Williams
Jason A. Williams
Chief Financial Officer